QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.2

Management's Discussion and Analysis for the third quarter ended September 30, 2020

MANAGEMENT'S DISCUSSION AND ANALYSIS
October 28, 2020

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil in Canada and internationally; we transport and refine crude oil, and we market petroleum and petrochemical products primarily in Canada. We also operate a renewable energy business and conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products, and power.

For a description of Suncor's segments, refer to Suncor's Management's Discussion and Analysis for the year ended December 31, 2019, dated February 26, 2020 (the 2019 annual MD&A).

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2020, Suncor's audited Consolidated Financial Statements for the year ended December 31, 2019 and the 2019 annual MD&A.

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated February 26, 2020 (the 2019 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this document by reference.

Suncor Energy Inc. has numerous direct and indirect subsidiaries, partnerships and joint arrangements (affiliates), which own and operate assets and conduct activities in different jurisdictions. The terms "we", "our", "Suncor", or "the company" are used herein for simplicity of communication and only mean there is an affiliation with Suncor Energy Inc., without necessarily identifying the specific nature of the affiliation. The use of such terms in any statement herein does not mean they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate.

Table of Contents

1.	Advisories	8
2.	Third Quarter Highlights	10
3.	Consolidated Financial Information	11
4.	Segment Results and Analysis	16
5.	Capital Investment Update	28
6.	Financial Condition and Liquidity	30
7.	Quarterly Financial Data	34
8.	Other Items	36
9.	Non-GAAP Financial Measures Advisory	38
10.	Common Abbreviations	43
11.	Forward-Looking Information	44
2020 THIRD QUARTER Suncor Energy Inc. 7

1. ADVISORIES

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), which is within the framework of International Financial Reporting Standards (IFRS) as issued by the IASB.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company's Libya operations, which is on an economic basis.

References to Oil Sands operations exclude Suncor's interests in Fort Hills and Syncrude.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating (loss) earnings, funds from (used in) operations, return on capital employed (ROCE), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense, free funds flow, discretionary free funds flow (deficit), and last-in, first-out (LIFO) inventory valuation methodology and related per share or per barrel amounts – are not prescribed by GAAP. Operating (loss) earnings is defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A. Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and LIFO inventory valuation methodology are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Segment Results and Analysis section of this MD&A. Funds from (used in) operations, ROCE, free funds flow, discretionary free funds flow (deficit), refining and marketing margin, and refining operating expense are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Non-GAAP Financial Measures Advisory section of this MD&A.

Risk Factors and Forward-Looking Information

The company's business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described below and within the Forward-Looking Information section of this MD&A. This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A, the 2019 annual MD&A and Suncor's other disclosure documents filed with Canadian securities regulatory authorities and the SEC, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information contained in this MD&A.

Continued Impact of the COVID-19 Pandemic

Suncor's business, financial condition and results of operations could be materially and adversely affected by the outbreak of epidemics, pandemics and other public health crises in geographic areas in which we have operations, suppliers, customers or employees, including the COVID-19 pandemic and the ongoing uncertainty as to the extent and duration of the pandemic. The ongoing COVID-19 pandemic, and actions that have and may be taken by governmental authorities in response thereto, has resulted, and may continue to result in, among other things: increased volatility in financial markets and foreign currency exchange rates; disruptions to global supply chains; labour shortages; reductions in trade volumes; temporary operational restrictions and restrictions on gatherings greater than a certain number of individuals, shelter-in-place declarations and quarantine orders, business closures and travel bans; an overall slowdown in the global economy; political and economic instability; and civil unrest. In particular, the COVID-19 pandemic has resulted in, and may continue to result in, a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity, and also increases the risk that storage for crude oil and refined petroleum products could reach capacity in certain geographic locations in which we operate. The recent resurgence of COVID-19 cases in certain geographic areas, and the possibility that a resurgence may occur in other areas, has resulted in the re-imposition of certain restrictions noted above by local authorities. This further increases the risk and uncertainty as to the extent and duration of the COVID-19 pandemic and the resultant impact on commodity demand and prices. A prolonged period of decreased demand for, and prices of, these commodities, and any applicable storage constraints, could also result in us voluntarily curtailing or shutting in production and a decrease in our refined product

8 2020 THIRD QUARTER Suncor Energy Inc.

volumes and refinery utilization rates, which could adversely impact our business, financial condition and results of operations. Suncor is also subject to risks relating to the health and safety of our people, as well as the potential for a slowdown or temporary suspension of our operations in locations impacted by an outbreak, increased labour and fuel costs, and regulatory changes. Such a suspension in operations could also be mandated by governmental authorities in response to the COVID-19 pandemic. This could negatively impact Suncor's production or refined product volumes and refinery utilization rates for a sustained period of time, which would adversely impact our business, financial condition and results of operations.

Continued Weakness and Volatility in Commodity and Petroleum Products Prices

Recent market events and conditions, including excess global crude oil and petroleum products supply as a result of decreased global demand due to the COVID-19 pandemic, have caused significant weakness and volatility in commodity and petroleum products prices. Commodity prices could remain under pressure for a prolonged period and which could cause continued weakness and volatility. This could result in reduced utilization and/or the suspension of operations at certain of our facilities, buyers of our products declaring force majeure or bankruptcy, the unavailability of storage, and disruptions of pipeline and other transportation systems for our products, which would further negatively impact Suncor's production or refined product volumes, and could adversely impact our business, financial condition and results of operations.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.

2020 THIRD QUARTER Suncor Energy Inc. 9

2. THIRD QUARTER HIGHLIGHTS

•
Third quarter financial results

•
Suncor's third quarter 2020 operating loss(1) was $302 million ($0.20 per common share), compared to operating earnings of $1.114 billion ($0.72 per common share) in the prior year quarter. In the third quarter of 2020, crude oil and refined product realizations decreased significantly from the prior year quarter, with crude oil and crack spread benchmarks declining by more than 25%, primarily due to the impacts of the COVID-19 pandemic. Upstream production decreased as the company experienced an operational incident at Oil Sands Base Plant and Fort Hills continued operating on one primary extraction train. Refinery crude throughput decreased compared to the prior year quarter due to planned maintenance activities and lower demand for transportation fuels as a result of the COVID-19 pandemic. Operating losses in the third quarter of 2020 were minimized by the decrease in operating, selling and general costs associated with lower production and the continued execution of the company's cost reduction initiatives.

•
Suncor's net loss was $12 million ($0.01 per common share) in the third quarter of 2020, compared to net earnings of $1.035 billion ($0.67 per common share) in the prior year quarter. In addition to the factors impacting operating (loss) earnings discussed above, the net loss for the third quarter of 2020 included a $290 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt. Net earnings in the prior year quarter included a $127 million unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt and an after-tax gain of $48 million in the Exploration and Production (E&P) segment related to the sale of certain non-core assets.

•
Funds from operations(1) were $1.166 billion ($0.76 per common share) in the third quarter of 2020, compared to $2.675 billion ($1.72 per common share) in the third quarter of 2019, and were influenced by the same factors impacting operating (loss) earnings noted above. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $1.245 billion ($0.82 per common share) for the third quarter of 2020, compared to $3.136 billion ($2.02 per common share) in the prior year quarter. In addition to the factors noted above, cash flow provided by operating activities was further impacted by a lower source of cash associated with the company's working capital balances in the third quarter of 2020 compared to the prior year quarter. The source of cash was primarily due to an increase in accrued liabilities relative to the second quarter of 2020, partially offset by an increase in income taxes receivable due to tax losses incurred, which are expected to be received in 2021.

•
Continued focus on structural cost reductions. The company continued to reduce operating and capital costs in the third quarter of 2020 relative to the prior year quarter and remains on track to achieve its previously announced $1 billion operating cost reduction target and $1.9 billion capital cost reduction target.

•
Completion of major maintenance. The company undertook significant maintenance activities across its upstream and downstream assets in the third quarter of 2020, which resulted in lower production volumes and refinery utilization. Total upstream production decreased to 616,200 boe/d during the third quarter of 2020, from 762,300 boe/d in the prior year quarter, and refinery utilization averaged 87% in the third quarter of 2020 compared to 100% in the prior year quarter. Substantially all maintenance activities were completed during or subsequent to the third quarter of 2020, including repairs at Oil Sands Base Plant, enabling all assets to return to normal operating rates by early November 2020.

•
Refining and Marketing (R&M) funds from operations increased from the second quarter of 2020. R&M funds from operations increased to $594 million in the third quarter of 2020 compared to $475 million in the second quarter of 2020, despite the impact of planned maintenance. The company's ability to react rapidly to changing market conditions enabled the company to exit the third quarter of 2020 with refinery utilization of approximately 97%.

•
Fort Hills ramping up second primary extraction train. During the third quarter of 2020, Suncor began the restart of the second primary extraction train at Fort Hills. In October 2020, the restart was completed with Fort Hills now on track to achieve its updated gross production guidance of between 120,000 and 130,000 barrels per day (bbls/d) in the fourth quarter of 2020.

•
Execution of Firebag debottlenecking activities. The accelerated maintenance at Firebag, which allows the company to integrate and fully utilize the additional steam and water treatment assets, has been substantially completed subsequent to the third quarter of 2020. Firebag is in the process of commissioning and ramping up the facility to its new nameplate capacity of 215,000 bbls/d.

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.
10 2020 THIRD QUARTER Suncor Energy Inc.

•
Advancement of select projects aimed at $2 billion free funds flow(1) target. In the third quarter of 2020, the company continued to advance the transition to its Autonomous Haulage System (AHS) at Fort Hills, anticipating the fleet to be operating fully autonomously in the fourth quarter of 2020. The interconnecting pipelines between Suncor's Oil Sands Base Plant and Syncrude are nearing completion of construction, and will be commissioned in the fourth quarter of 2020. The bi-directional pipelines are expected to enhance integration between these assets and provide increased operational flexibility.

•
Returning value to shareholders. The company remains committed to returning value to our shareholders, and in the third quarter of 2020, the company paid $321 million in dividends.

3. CONSOLIDATED FINANCIAL INFORMATION

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2020	2019	2020	2019

Net (loss) earnings

Oil Sands	(531)	505	(3 503)	2 255

Exploration and Production	25	219	(453)	1 167

Refining and Marketing	384	668	598	2 442

Corporate and Eliminations	110	(357)	(793)	(630)

Total	(12)	1 035	(4 151)	5 234

Operating (loss) earnings(1)

Oil Sands	(531)	505	(2 127)	1 345

Exploration and Production	25	171	(31)	910

Refining and Marketing	384	668	598	2 354

Corporate and Eliminations	(180)	(230)	(540)	(1 033)

Total	(302)	1 114	(2 100)	3 576

Funds from (used in) operations(1)

Oil Sands	556	1 606	1 257	4 656

Exploration and Production	260	379	742	1 588

Refining and Marketing	594	885	1 293	3 070

Corporate and Eliminations	(244)	(195)	(637)	(1 049)

Total	1 166	2 675	2 655	8 265

Decrease (increase) in non-cash working capital	79	461	(794)	(148)

Cash flow provided by operating activities	1 245	3 136	1 861	8 117

Capital and exploration expenditures(2)

Asset sustainment and maintenance	653	966	1 802	2 201

Economic investment	259	521	1 063	1 497

Total	912	1 487	2 865	3 698

	Three months ended September 30		Nine months ended September 30
($ millions)	2020	2019	2020	2019

Discretionary free funds flow (deficit)(1)	179	1 043	(538)	4 050

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Excludes capitalized interest of $29 million in the third quarter of 2020 and $29 million in the third quarter of 2019.
2020 THIRD QUARTER Suncor Energy Inc. 11

Operating Highlights

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019

Production volumes by segment

Oil Sands – SCO (mbbls/d)	410.8	479.3	450.3	495.4

Oil Sands – Non-upgraded bitumen (mbbls/d)	108.2	190.7	117.2	177.7

Exploration and Production (mboe/d)	97.2	92.3	102.9	103.6

Total (mboe/d)	616.2	762.3	670.4	776.7

Refinery utilization (%)	87	100	86	94

Refinery crude oil processed (mbbls/d)	399.7	463.7	396.5	436.0

Net (Loss) Earnings

Suncor's consolidated net loss for the third quarter of 2020 was $12 million, compared to net earnings of $1.035 billion for the prior year quarter. The net loss was primarily caused by the same factors that resulted in the operating loss described subsequently in this section of this MD&A.

Other items affecting net (loss) earnings over these periods included:

•
The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt was $290 million for the third quarter of 2020, compared to a loss of $127 million for the third quarter of 2019.

•
The third quarter of 2019 included an after-tax gain of $48 million in the E&P segment related to the sale of certain non-core assets.

Operating (Loss) Earnings Reconciliation(1)

	Three months ended September 30		Nine months ended September 30
($ millions)	2020	2019	2020	2019

Net (loss) earnings	(12)	1 035	(4 151)	5 234

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(290)	127	253	(355)

Asset impairment(2)	—	—	1 798	—

Impact of income tax rate adjustment on deferred taxes(3)	—	—	—	(1 116)

Gain on significant disposal(4)	—	(48)	—	(187)

Operating (loss) earnings(1)	(302)	1 114	(2 100)	3 576

(1)
Operating (loss) earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $422 million against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans. Refer to the Segment Results and Analysis section of this MD&A for further details.

(3)
In the second quarter of 2019, the company recorded a $1.116 billion deferred income tax recovery associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% from 2019 to 2022.

(4)
The third quarter of 2019 included an after-tax gain of $48 million in the E&P segment related to the sale of certain non-core assets. In the second quarter of 2019, Suncor sold its 37% interest in Canbriam Energy Inc. (Canbriam) for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which had previously been written down to nil in the fourth quarter of 2018 following the company's assessment of forward natural gas prices and the impact on estimated future cash flows.
12 2020 THIRD QUARTER Suncor Energy Inc.

Bridge Analysis of Operating Earnings (Loss) ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
The bridge factor for Inventory Valuation is comprised of changes in the first-in, first out (FIFO) inventory valuation and short-term commodity risk management activities reported in the R&M segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

Suncor's third quarter 2020 operating loss was $302 million ($0.20 per common share), compared to operating earnings of $1.114 billion ($0.72 per common share) in the prior year quarter. In the third quarter of 2020, crude oil and refined product realizations decreased significantly from the prior year quarter, with crude oil and crack spread benchmarks declining by more than 25%, primarily due to the impacts of the COVID-19 pandemic. Upstream production decreased as the company experienced an operational incident at Oil Sands Base Plant and Fort Hills continued operating on one primary extraction train. Refinery crude throughput decreased compared to the prior year quarter due to planned maintenance activities and lower demand for transportation fuels as a result of the COVID-19 pandemic. Operating losses in the third quarter of 2020 were minimized by the decrease in operating, selling and general expenses associated with lower production and the continued execution of the company's cost reduction initiatives.

After-Tax Share-Based Compensation (Recovery) Expense by Segment

	Three months ended September 30		Nine months ended September 30
($ millions)	2020	2019	2020	2019

Oil Sands	(6)	15	(13)	53

Exploration and Production	(1)	2	(2)	6

Refining and Marketing	(4)	8	(8)	30

Corporate and Eliminations	(20)	27	(40)	107

Total share-based compensation (recovery) expense	(31)	52	(63)	196

The after-tax share-based compensation impact on results was a recovery of $31 million during the third quarter of 2020, compared to an expense of $52 million during the prior year quarter, as a result of a decrease in the company's share price through the current quarter, compared to an increase in the prior year quarter.

2020 THIRD QUARTER Suncor Energy Inc. 13

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

		Average for the three months ended September 30		Average for the nine months ended September 30
		2020	2019	2020	2019

WTI crude oil at Cushing	US$/bbl	40.95	56.45	38.30	57.05

Dated Brent crude	US$/bbl	43.00	61.90	40.80	64.65

Dated Brent/Maya crude oil FOB price differential	US$/bbl	3.50	5.20	7.35	5.45

MSW at Edmonton	Cdn$/bbl	51.30	68.35	44.50	69.60

WCS at Hardisty	US$/bbl	31.90	44.20	24.65	45.30

Light/heavy differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(9.05)	(12.25)	(13.65)	(11.75)

SYN-WTI differential	US$/bbl	(2.45)	0.40	(3.20)	(0.55)

Condensate at Edmonton	US$/bbl	37.55	52.00	35.30	52.80

Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.25	0.95	2.10	1.50

Alberta Power Pool Price	Cdn$/MWh	43.85	46.85	46.90	57.55

New York Harbor 2-1-1 crack(1)	US$/bbl	10.20	19.70	12.40	20.40

Chicago 2-1-1 crack(1)	US$/bbl	7.75	17.05	8.10	18.00

Portland 2-1-1 crack(1)	US$/bbl	12.55	23.90	14.30	24.15

Gulf Coast 2-1-1 crack(1)	US$/bbl	8.55	20.00	10.20	19.90

Exchange rate	US$/Cdn$	0.75	0.76	0.74	0.75

Exchange rate (end of period)	US$/Cdn$	0.75	0.76	0.75	0.76

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

The COVID-19 pandemic has significantly lowered demand for crude oil and refined products, resulting in a decrease in crude oil and crack spread benchmarks of more than 25% compared to the prior year quarter.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Sweet SCO price realizations in the third quarter of 2020 reflected a significant decrease in WTI at Cushing, which averaged US$40.95/bbl, compared to US$56.45/bbl in the prior year quarter. Suncor also produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton decreased to $51.30/bbl in the third quarter of 2020 compared to $68.35/bbl in the prior year quarter, and prices for WCS at Hardisty decreased to an average of US$31.90/bbl in the third quarter of 2020, from US$44.20/bbl in the prior year quarter.

Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery on pipeline systems. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality and spot sales, and the price variance between Hardisty, Alberta and U.S. Gulf Coast heavy pricing. The company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen price realizations. Bitumen prices benefited from the narrowing of heavy crude oil differentials in the third quarter of 2020.

Suncor's price realizations for production from E&P Canada and E&P International assets are influenced primarily by the price for Brent crude, which decreased to US$43.00/bbl in the third quarter of 2020, compared to US$61.90/bbl in the prior year quarter.

14 2020 THIRD QUARTER Suncor Energy Inc.

Suncor's refining and marketing margins are primarily influenced by 2-1-1 benchmark crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not necessarily reflect the margins at a specific refinery. Suncor's realized refining and marketing margins are influenced by actual crude oil feedstock costs, refinery configuration, product mix and realized market prices unique to Suncor's refining and marketing business.

Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect Suncor's realized refining and marketing margin. This internal index is a single value calculated based on a notional five barrels of crude oil of varying grades refined to produce two barrels each of gasoline and distillate and one barrel of secondary product to approximate Suncor's unique set of refinery configurations, overall crude slate and product mix, and the benefit of its location, quality and grade differentials and marketing margins. The internal index is calculated by taking the product value of refined products less the crude value of refinery feedstock excluding the impact of FIFO inventory accounting methodology. The product value incorporates the New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor applies an incremental US$6.50/bbl in the first and fourth quarters and US$5.00/bbl in the second and third quarters and reflects the location, quality and grade differentials for refined products sold in the company's core markets during the winter and summer months, respectively. The crude value incorporates the SYN, WCS and WTI benchmarks.

Crack spreads are based on current crude feedstock prices, whereas actual earnings are accounted for on a FIFO basis in accordance with IFRS where a delay exists between the time that feedstock is purchased and when it is processed and when products are sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. The company's realized refining and marketing margins are also presented on a LIFO basis, which is consistent with how industry benchmarks and the Suncor 5-2-2-1 index are calculated and with how management evaluates performance.

In the third quarter of 2020, the 2-1-1 benchmark crack spreads declined significantly compared to the prior year quarter due to decreased demand for transportation fuels. The Suncor 5-2-2-1 index was US$16.80/bbl in the third quarter of 2020, compared to US$24.40/bbl in the third quarter of 2019, impacted by lower benchmark cracking margins and narrowing crude differentials.

The cost of natural gas used in Suncor's Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark increased to $2.25/mcf in the third quarter of 2020, from $0.95/mcf in the prior year quarter.

Excess electricity produced in Suncor's Oil Sands operations and at Fort Hills is sold to the Alberta Electric System Operator, with the proceeds netted against the cash operating cost per barrel metric. The Alberta power pool price decreased to an average of $43.85/MWh in the third quarter of 2020, compared to $46.85/MWh in the prior year quarter.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. The Canadian dollar weakened in relation to the U.S. dollar in the third quarter of 2020, as the average exchange rate decreased to US$0.75 per one Canadian dollar from US$0.76 per one Canadian dollar in the prior year quarter. This rate decrease had a positive impact on price realizations for the company during the third quarter of 2020 when compared to the prior year quarter.

Suncor also has assets and liabilities, including approximately 64% of the company's debt, that are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar, relative to the U.S. dollar, from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations, while an increase in the value of the Canadian dollar, relative to the U.S. dollar, decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

2020 THIRD QUARTER Suncor Energy Inc. 15

4. SEGMENT RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2020	2019	2020	2019

Gross revenues	2 567	4 601	7 536	13 922

Less: Royalties	(36)	(235)	(77)	(774)

Operating revenues, net of royalties	2 531	4 366	7 459	13 148

Net (loss) earnings	(531)	505	(3 503)	2 255

Adjusted for:

Impairment(1)	—	—	1 376	—

Impact of income tax rate adjustment on deferred taxes(2)	—	—	—	(910)

Operating (loss) earnings(3)	(531)	505	(2 127)	1 345

Funds from operations(3)	556	1 606	1 257	4 656

(1)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to its respective capital, operating and production plans.

(2)
In the second quarter of 2019, the company recorded a $910 million deferred income tax recovery in the Oil Sands segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% from 2019 to 2022.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating Earnings (Loss) ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

The Oil Sands segment had an operating loss of $531 million in the third quarter of 2020, compared to operating earnings of $505 million in the prior year quarter. The decrease was primarily due to lower realized crude prices, as crude benchmarks decreased by approximately 25% compared to the prior year quarter as a result of the COVID-19 pandemic, lower production volumes, due to an operational incident at Oil Sands Base Plant and Fort Hills continuing to operate on one primary extraction train, as well as higher DD&A. These factors were partially offset by the decrease in operating, selling and general expenses, associated with lower production and the company's continued cost reduction initiatives, and lower royalties.

16 2020 THIRD QUARTER Suncor Energy Inc.

Production Volumes(1)(2)

	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2020	2019	2020	2019

SCO and diesel production	421.1	490.0	461.2	506.6

Internally consumed diesel	(10.3)	(10.7)	(10.9)	(11.2)

Upgraded production	410.8	479.3	450.3	495.4

Non-upgraded bitumen production	108.2	190.7	117.2	177.7

Total Oil Sands production	519.0	670.0	567.5	673.1

(1)
Bitumen production from Oil Sands Base Plant is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor's own refineries, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Fort Hills finished bitumen is sold directly to customers, including Suncor's own refineries. Essentially all of the bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel, at an approximate yield of 85%.

(2)
Beginning in the second quarter of 2020, due to increasing integration of the company's assets, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of "Upgraded production" and "Non-upgraded bitumen production" to better reflect the integration among the company's assets with no impact to overall production volumes. Comparative periods have been updated to reflect this change.

SCO production decreased to 410,800 bbls/d in the third quarter of 2020 from 479,300 bbls/d in the third quarter of 2019, resulting in combined upgrader utilization rates of 75% and 87%, respectively, with both periods impacted by planned maintenance at Oil Sands operations and Syncrude and, in the third quarter of 2020, by an operational incident at the secondary extraction facilities at Oil Sands Base Plant. Production was restored to 165,000 bbls/d of mined bitumen within approximately two weeks of the incident, as production was restricted to manage bitumen quality into the upgraders. Subsequent to the third quarter of 2020, repairs were substantially completed and production is anticipated to ramp up to full rates by early November 2020. To mitigate the impact of this event, the company diverted bitumen production from Firebag to the upgraders to maximize the production of higher value SCO barrels. As a result, overall Oil Sands production was also reduced by the yield loss associated with upgrading In Situ bitumen to SCO.

Non-upgraded bitumen production decreased to 108,200 bbls/d in the third quarter of 2020 from 190,700 bbls/d in the third quarter of 2019, as bitumen production from Firebag was diverted to the upgrader to maximize value over volume and as Fort Hills continued operating on one primary extraction train throughout the third quarter of 2020. At the end of the third quarter of 2020, the company also accelerated a portion of Firebag maintenance originally scheduled for 2022, to expand the capacity of the facility through the installation of new incremental emulsion handling and steam infrastructure and also address plant restrictions that developed during the quarter. This maintenance was substantially completed subsequent to the third quarter of 2020.

At Fort Hills, the second primary extraction train was restarted in the third quarter of 2020. Subsequent to the third quarter of 2020, the restart was completed with Fort Hills now on track to achieve its updated gross production guidance of between 120,000 and 130,000 bbls/d in the fourth quarter of 2020. This lays the foundation for improved cost effectiveness through optimization of the mine fleet and includes the completion of the full deployment of autonomous haul trucks by the end of 2020. At this initial production level, Suncor expects to retain approximately 90% of the estimated cost reductions.

Sales Volumes(1)

	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2020	2019	2020	2019

SCO and diesel	420.1	483.1	458.4	495.6

Non-upgraded bitumen	119.1	201.8	121.0	177.1

Total	539.2	684.9	579.4	672.7

(1)
Beginning in the second quarter of 2020, due to increasing integration of the company's assets, the company revised the presentation of its sales volumes to aggregate sales from each asset into the categories of "SCO and diesel" and "Non-upgraded bitumen" to better reflect the integration among the company's assets with no impact to overall sales volumes. Comparative periods have been updated to reflect this change.

SCO and diesel sales volumes decreased to 420,100 bbls/d, in the third quarter of 2020, from 483,100 bbls/d in the prior year quarter, consistent with the decrease in production, partially offset by a draw in inventory.

2020 THIRD QUARTER Suncor Energy Inc. 17

Non-upgraded bitumen sales volumes were 119,100 bbls/d in the third quarter of 2020, compared to 201,800 bbls/d in the prior year quarter, and were influenced by the same factors influencing production, partially offset by a draw in inventory.

Price Realizations(1)

Net of transportation costs, but before royalties	Three months ended September 30		Nine months ended September 30
($/bbl)	2020	2019	2020	2019

SCO and diesel	46.18	69.63	42.45	70.57

Non-upgraded bitumen(2)	24.28	47.11	19.83	48.69

Crude sales basket (all products)	41.34	63.00	37.73	64.82

Crude sales basket, relative to WTI	(13.19)	(11.28)	(14.10)	(11.25)

(1)
Beginning in the second quarter of 2020, due to increasing integration of the company's assets, the company revised the presentation of its price realizations to aggregate price realizations from each asset into the categories of "SCO and diesel" and "Non-upgraded bitumen" to better reflect the integration among the company's assets with no impact to overall price realizations. Comparative periods have been updated to reflect this change.

(2)
Beginning in the second quarter of 2020, the company revised its Non-upgraded bitumen price realization to include midstream activities employed to optimize its logistics capacity and more accurately reflect the performance of the product stream. Comparative periods have been restated to reflect this change.

In the third quarter of 2020, Oil Sands price realizations continued to be impacted by the decline in demand due to the impacts of the COVID-19 pandemic.

Royalties

Royalties for the Oil Sands segment were lower in the third quarter of 2020 compared to the prior year quarter, primarily due to lower crude price realizations and lower overall sales volumes.

Expenses and Other Factors

Total Oil Sands operating and transportation expenses decreased significantly in the third quarter of 2020 compared to the prior year quarter, as described in detail below. See the reconciliation in the Cash Operating Costs section below for further details regarding cash operating costs and a breakdown of non-production costs by asset.

In the third quarter of 2020, the relief provided under the Government of Canada's Emergency Wage Subsidy (CEWS) program, in addition to safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic, have been included in operating and transportation expense by asset. These recoveries and costs, however, have been excluded from cash operating costs per barrel for comparability purposes.

At Oil Sands operations, operating costs decreased compared to the prior year quarter, primarily due to lower sales volumes, cost reduction initiatives and lower planned maintenance costs, partially offset by an increase in natural gas prices.

At Fort Hills, operating costs in the third quarter of 2020 decreased when compared to the prior year quarter, primarily due to cost savings associated with the transition to one primary extraction train.

Suncor's share of Syncrude operating costs in the third quarter of 2020 decreased compared to the prior year quarter, primarily due to cost reduction initiatives and lower planned maintenance costs.

DD&A expense for the third quarter of 2020 was higher compared to the prior year quarter due to higher derecognition charges of property, plant and equipment and exploration and evaluation assets in the third quarter of 2020.

18 2020 THIRD QUARTER Suncor Energy Inc.

Cash Operating Costs

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2020	2019	2020	2019

Oil Sands operating, selling and general expense (OS&G)	1 650	2 009	5 430	6 042

Oil Sands operations cash operating costs(1) reconciliation

Oil Sands operations OS&G	1 000	1 156	3 278	3 496

Non-production costs(2)	5	(73)	(90)	(168)

Excess power capacity and other(3)	(54)	(64)	(193)	(181)

Inventory changes	(1)	19	(75)	16

Oil Sands operations cash operating costs(1)	950	1 038	2 920	3 163

Oil Sands operations production volumes (mbbls/d)(4)(5)	325.6	423.9	369.8	412.8

Oil Sands operations cash operating costs ($/bbl)(1)	31.75	26.60	28.80	28.10

Fort Hills cash operating costs(1) reconciliation

Fort Hills OS&G	130	224	598	673

Non-production costs(2)	(8)	(23)	(45)	(95)

Inventory changes	15	(10)	(37)	5

Fort Hills cash operating costs(1)	137	191	516	583

Fort Hills production volumes (mbbls/d)	42.6	85.5	56.8	84.4

Fort Hills cash operating costs ($/bbl)(1)	35.20	24.25	33.25	25.30

Syncrude cash operating costs(1) reconciliation

Syncrude OS&G	520	629	1 554	1 873

Non-production costs(2)	(11)	(38)	(47)	(121)

Syncrude cash operating costs(1)(6)	509	591	1 507	1 752

Syncrude production volumes (mbbls/d)(4)(5)	161.1	162.3	151.7	177.6

Syncrude cash operating costs ($/bbl)(1)	34.35	39.65	36.25	36.15

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation expense and research expenses. In addition, for 2020, non-production costs include safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic. Non-production costs in the second and third quarters of 2020 include the relief provided under the CEWS program. Non-production costs at Fort Hills also include, but are not limited to, excess power revenue from cogeneration units and an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(3)
Oil Sands operations excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from a cogeneration unit and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

(4)
Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills and Syncrude use internally produced diesel from Oil Sands Base Plant within its mining operations. In the third quarter of 2020, Oil Sands operations production volumes included 7,700 bbls/d of internally consumed diesel, of which 6,100 bbls/d was consumed at Oil Sands Base Plant, 1,000 bbls/d was consumed at Fort Hills and 600 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,600 bbls/d of internally consumed diesel.

(5)
Beginning in the first quarter of 2020, Oil Sands operations cash operating costs are based on production volumes, which include internally consumed diesel produced at Oil Sands Base Plant and consumed at Fort Hills, Syncrude and Oil Sands Base, while all the prior periods presented exclude internally consumed diesel at Oil Sands Base Plant from production volumes. Prior periods were not restated due to the immaterial impact of the change in presentation. Also, beginning in the first quarter of 2020, Syncrude cash operating costs are based on production volumes, which include internally consumed diesel, while all the prior periods presented here exclude internally consumed diesel from production. Prior periods were not restated due to the immaterial impact of the change in presentation.

(6)
Beginning in the first quarter of 2020, the company revised Syncrude cash operating costs to better align with the Oil Sands operations and Fort Hills cash operating costs methodology. Prior period Syncrude cash operating costs had previously included future development costs and have been restated to reflect this change.
2020 THIRD QUARTER Suncor Energy Inc. 19

Oil Sands operations cash operating costs(1) per barrel increased to $31.75 in the third quarter of 2020, compared to $26.60 in the prior year quarter, primarily due to lower production volumes, higher natural gas costs as well as costs related to a product mix more weighted towards higher value but higher cost SCO sales, partially offset by lower maintenance costs and cost reductions. In the third quarter, non-production costs, which are excluded from Oil Sands operations cash operating costs, were lower than the prior year quarter, primarily due to CEWS, partially offset by safe-mode and COVID-19 response costs.

Fort Hills cash operating costs(1) per barrel were $35.20 in the third quarter of 2020, compared to $24.25 in the prior year quarter, reflecting lower production as Fort Hills continued to operate on one primary extraction train, partially offset by a significant reduction in costs. Non-production costs were lower primarily due to CEWS, partially offset by additional costs incurred in response to the COVID-19 pandemic.

Syncrude cash operating costs(1) per barrel were $34.35 in the third quarter of 2020, compared to $39.65 in the prior year quarter, with the decrease primarily due to cost reduction initiatives and lower maintenance costs. Non-production costs were lower primarily due to CEWS.

Results for the First Nine Months of 2020

Oil Sands net loss was $3.503 billion for the first nine months of 2020, compared to net earnings of $2.255 billion in the prior year period. In addition to the factors impacting operating (loss) earnings discussed below, the net loss for the first nine months of 2020 included $1.376 billion of non-cash after-tax asset impairment charges. Net earnings in the prior year quarter included a one-time deferred income tax recovery of $910 million associated with a staged reduction to the Alberta corporate income tax rate from 12% to 8% from 2019 to 2022.

Oil Sands operating loss for the first nine months of 2020 was $2.127 billion, compared to operating earnings of $1.345 billion for the same period in 2019. Oil Sands operating loss for the first nine months of 2020 was primarily a result of significantly lower crude price realizations, lower production volumes and higher DD&A, partially offset by a decrease in operating, selling and general expense, as detailed below, transportation expense and royalties. The decrease in realized crude prices and production volumes was driven by declining crude oil demand due to the COVID-19 pandemic and supply issues driven by OPEC+ decisions earlier in 2020.

Funds from operations for the first nine months of 2020 were $1.257 billion for the Oil Sands segment, compared to $4.656 billion in the prior year period, with the decrease primarily due to the same factors that influenced operating earnings noted above.

Oil Sands operations cash operating costs per barrel averaged $28.80 for the first nine months of 2020, compared to an average of $28.10 for the first nine months of 2019, reflecting lower production volumes and higher natural gas costs, partially offset by lower maintenance costs and other cost savings initiatives. Both periods reflected the impact of optimizing the product mix to higher value but higher cost SCO barrels relative to lower cost but lower value bitumen production.

Fort Hills cash operating costs per barrel averaged $33.25 for the first nine months of 2020, compared to $25.30 for the same period of 2019, with the current period reflecting lower production due to the temporary transition to one primary extraction train, partially offset by a reduction in costs. The prior year period reflected fully ramped up operations, although production was limited by the Government of Alberta's mandatory production curtailments.

Syncrude cash operating costs per barrel of $36.25 for the first nine months of 2020 was comparable to $36.15 in the first nine months of 2019.

Planned Maintenance Update

Planned maintenance activity in the fourth quarter of 2020 includes maintenance events at Oil Sands operations Upgrader 1 and maintenance at Firebag originally scheduled for 2022 that has been accelerated to coincide with the installation of incremental emulsion handling and steam infrastructure. Subsequent to the third quarter of 2020, maintenance at Firebag and repairs at Oil Sands Base Plant were substantially complete with production anticipated to ramp up to normal operating rates by early November 2020. The anticipated production impact of these maintenance events has been reflected in the company's 2020 guidance.

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.
20 2020 THIRD QUARTER Suncor Energy Inc.

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2020	2019	2020	2019

Gross revenues(1)	512	681	1 344	2 461

Less: Royalties(1)	(30)	(32)	(58)	(219)

Operating revenues, net of royalties	482	649	1 286	2 242

Net earnings (loss)	25	219	(453)	1 167

Adjusted for:

Impact of income tax rate adjustment on deferred taxes(2)	—	—	—	(70)

Asset impairment(3)	—	—	422	—

Gain on asset disposal(4)	—	(48)	—	(187)

Operating earnings (loss)(5)	25	171	(31)	910

Funds from operations(5)	260	379	742	1 588

(1)
Production, revenues and royalties from the company's Libya operations have been presented in the E&P section of this MD&A on an economic basis and exclude an equal and offsetting gross up of revenues and royalties of $65 million in the third quarter of 2019, which is required for presentation purposes in the company's financial statements under the working-interest basis. In the third quarter of 2020, there were no Libya sales included in production, revenues or royalties.

(2)
In the second quarter of 2019, the company recorded a $70 million deferred income tax recovery in the E&P segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% from 2019 to 2022.

(3)
During the first quarter of 2020, the company recorded total non-cash after-tax impairment charges of $422 million against its share of the White Rose and Terra Nova assets due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans.

(4)
The third quarter of 2019 included an after-tax gain of $48 million in the E&P segment related to the sale of certain non-core assets. In the second quarter of 2019, Suncor sold its 37% interest in Canbriam for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which had previously been written down to nil in the fourth quarter of 2018 following the company's assessment of forward natural gas prices and the impact on estimated future cash flows.

(5)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating Earnings ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Operating earnings for the E&P segment in the third quarter of 2020 decreased to $25 million, from $171 million in the prior year quarter, with the decline primarily due to significantly lower realized crude prices due to the COVID-19 pandemic, which resulted in crude oil benchmarks decreasing by more than 25% and higher DD&A, partially offset by higher sales volumes.

2020 THIRD QUARTER Suncor Energy Inc. 21

Production Volumes(1)

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019

E&P Canada (mbbls/d)	57.1	49.6	60.6	56.6

E&P International (mboe/d)	40.1	42.7	42.3	47.0

Total Production (mboe/d)	97.2	92.3	102.9	103.6

Total Sales Volumes (mboe/d)	96.0	92.5	103.9	103.4

(1)
Beginning in the second quarter of 2020, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of "E&P Canada" and "E&P International" to simplify the presentation. Comparative periods have been updated to reflect this change.

Production volumes for E&P Canada were 57,100 bbls/d in the third quarter of 2020, compared to 49,600 bbls/d in the prior year quarter. Production volumes increased in the third quarter of 2020, primarily due to increased reliability at Hibernia, higher production at Hebron as six new production wells have come online since the third quarter of 2019, partially offset by lower volumes at Terra Nova, which remained offline.

The company is exercising capital discipline by undertaking activities to safely preserve the Terra Nova floating production storage and offloading (FPSO) unit quayside and deferring the asset life extension (ALE) project until an economically viable path forward with a safe and reliable return to operations can be determined. The ALE project is currently being evaluated with all stakeholders to determine the best option to recover remaining resources from the Terra Nova field. The operator of the West White Rose Project has announced the cancellation of the 2021 construction season and is moving the project into safekeeping mode.

E&P International production was 40,100 boe/d in the third quarter of 2020, compared to 42,700 boe/d in the prior year quarter. The decrease in the third quarter of 2020 reflected natural production declines in the U.K. and no Libya liftings, partially offset by increased production at Oda.

E&P sales volumes increased to 96,000 boe/d in the third quarter of 2020, compared to 92,500 boe/d in the prior year quarter, commensurate with the increase in production.

Price Realizations

	Three months ended September 30		Nine months ended September 30
Net of transportation costs, but before royalties	2020	2019	2020	2019

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	56.21	79.39	48.25	85.04

E&P International ($/boe)	54.06	75.10	49.53	82.17

Price realizations at E&P Canada and E&P International in the third quarter of 2020 were lower than in the prior year quarter, with the third quarter of 2020 impacted by the significant decline in benchmarks and demand for crude oil as a result of the COVID-19 pandemic. The decline in price realizations was partially mitigated by Suncor's marketing and logistics expertise, where the company was able to capture additional value by optimizing the timing of cargo sales and expanding the company's market reach.

Royalties

E&P royalties in the third quarter of 2020 were lower than the prior year quarter due to the decrease in price realizations.

Expenses and Other Factors

Operating and transportation expenses for the third quarter of 2020 were comparable to the prior year quarter.

DD&A expense in the third quarter of 2020 increased when compared to the third quarter of 2019, primarily due to an increase in production volumes.

Exploration expense in the third quarter of 2020 was comparable to the prior year quarter.

22 2020 THIRD QUARTER Suncor Energy Inc.

Results for the First Nine Months of 2020

E&P's net loss was $453 million for the first nine months of 2020, compared to net earnings of $1.167 billion in the prior year period. In addition to the factors impacting operating loss discussed below, the net loss for the nine months of 2020 included total non-cash after-tax impairment charges of $422 million against the company's share of the White Rose and Terra Nova assets due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic, and changes to their respective capital, operating and production plans. Net earnings for the first nine months of 2019 included an after-tax gain of $139 million on the sale of the company's interest in Canbriam, a one-time deferred income tax recovery of $70 million associated with a staged reduction to the Alberta corporate income tax rate from 12% to 8% from 2019 to 2022 and a $48 million after-tax gain on the sale of certain non-core assets during the third quarter of 2019.

E&P's operating loss for the first nine months of 2020 was $31 million, compared to operating earnings of $910 million in the first nine months of 2019, with the decline primarily due to the significantly lower crude price realizations, due to the COVID-19 pandemic and global inventory oversupply, and the absence of insurance proceeds related to the company's assets in Libya, which were recognized in the prior year period, partially offset by lower royalties.

Funds from operations were $742 million for the first nine months of 2020, compared to $1.588 billion for the first nine months of 2019, due to the factors impacting operating (loss) earnings discussed above.

Planned Maintenance Update for Operated Assets

There are no significant maintenance events scheduled for the fourth quarter of 2020.

2020 THIRD QUARTER Suncor Energy Inc. 23

REFINING AND MARKETING

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2020	2019	2020	2019

Operating revenues	4 050	5 929	11 396	16 759

Net earnings	384	668	598	2 442

Adjusted for:

Impact of income tax rate adjustment on deferred taxes(1)	—	—	—	(88)

Operating earnings(2)	384	668	598	2 354

Funds from operations(2)	594	885	1 293	3 070

(1)
In the second quarter of 2019, the company recorded an $88 million deferred income tax recovery in the R&M segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% from 2019 to 2022.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating Earnings ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

R&M operating earnings in the third quarter of 2020 were $384 million, compared to $668 million in the prior year quarter. The decrease was primarily due to lower refining and marketing margins as a result of significantly lower crack spread benchmarks and lower crude throughput and refined product sales due to the completion of planned maintenance and lower demand for transportation fuels due to the COVID-19 pandemic. Operating earnings were favourably impacted by a FIFO inventory valuation gain of $164 million after-tax on the increase in crude and refined product benchmarks in the third quarter of 2020, compared to a FIFO inventory valuation loss of $30 million after-tax in the prior year quarter.

24 2020 THIRD QUARTER Suncor Energy Inc.

Volumes

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019

Crude oil processed (mbbls/d)

Eastern North America	208.7	209.5	197.0	198.6

Western North America	191.0	254.2	199.5	237.4

Total	399.7	463.7	396.5	436.0

Refinery utilization(1) (%)

Eastern North America	94	94	89	89

Western North America	80	106	83	99

Total	87	100	86	94

Refined product sales (mbbls/d)

Gasoline	233.4	256.8	214.5	246.3

Distillate	220.6	230.8	213.2	219.6

Other	80.0	84.4	73.9	75.1

Total	534.0	572.0	501.6	541.0

Refining and marketing margin – FIFO(2)(3) ($/bbl)	30.75	35.65	25.10	42.05

Refining and marketing margin – LIFO(2)(3) ($/bbl)	25.00	36.10	29.95	36.90

Refining operating expense(2) ($/bbl)	5.40	4.90	5.60	5.45

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Beginning in the first quarter of 2020, refining and marketing margins have been revised to better reflect the refining, product supply and rack forward businesses. Prior periods have been restated to reflect this change.

Refinery crude throughput was 399,700 bbls/d and refinery utilization was 87% in the third quarter of 2020, compared to refinery crude throughput of 463,700 bbls/d and refinery utilization of 100% in the prior year quarter, with the decline due to the completion of the eight-week planned maintenance event at the Edmonton refinery and lower demand for refined products during the third quarter of 2020 as a result of the COVID-19 pandemic.

Refined product sales decreased in the third quarter of 2020 to 534,000 bbls/d, compared to 572,000 bbls/d in the prior year quarter, as a result of the COVID-19 pandemic.

Refining and Marketing Margins

Refining and marketing margins were influenced by the following:

•
On a LIFO(1) basis, Suncor's refining and marketing margin declined to $25.00/bbl in the third quarter of 2020, from $36.10/bbl in the prior year quarter due to lower demand and benchmarks as a result of the COVID-19 pandemic. Suncor's refining and marketing margin decreased approximately 30% compared to the prior year quarter, compared to a decrease of approximately 50% in crack spreads for the same period, reflecting Suncor's feedstock advantage, enabling the company to process discounted heavier crude oil, its marketing and logistics expertise, and strong sales channels within its integrated retail and wholesale network.

(1)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.
2020 THIRD QUARTER Suncor Energy Inc. 25

•
On a FIFO basis, Suncor's refining and marketing margin declined to $30.75/bbl in the third quarter of 2020, from $35.65/bbl in the prior year quarter due to the same factors noted above, in addition to the impact of FIFO inventory valuation. In the third quarter of 2020, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO(1) accounting method, resulted in a positive impact on the company's results of $164 million, after-tax. FIFO had a negative impact on operating earnings of $30 million, after-tax, in the prior year quarter, for an overall favourable quarter-over-quarter impact of $167 million, after-tax, including the impact of short-term commodity risk management activities.

Expenses and Other Factors

Operating expenses in the third quarter of 2020 decreased compared to the prior year quarter, primarily due to the impact of the company's cost reduction initiatives, CEWS and a decrease in variable costs associated with the decrease in crude throughput and sales volumes. Refining operating expense(1) per barrel was $5.40 in the third quarter of 2020, compared to $4.90 in the prior year quarter, with the increase primarily due to lower crude throughput and sales volumes.

DD&A expense for the third quarter of 2020 was comparable to the prior year quarter.

Results for the First Nine Months of 2020

R&M's net earnings were $598 million for the first nine months of 2020, compared to $2.442 billion in the prior year period. In addition to the factors explained in operating earnings below, net earnings for the first nine months of 2019 included a one-time deferred income tax recovery of $88 million associated with a staged reduction to the Alberta corporate income tax rate from 12% to 8% from 2019 to 2022.

Operating earnings for R&M in the first nine months of 2020 were $598 million, compared to $2.354 billion in the first nine months of 2019, with the decrease primarily due to a FIFO inventory valuation loss as a result of a significant decline in crude and refined product benchmarks compared to the prior year period, which included a FIFO inventory valuation gain. Operating earnings in the first nine months of 2020 were further impacted by lower refining and marketing margins due to lower benchmark crack spreads due to the COVID-19 pandemic. For the first nine months of 2020, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO method, had a negative impact to operating earnings and funds from operations of $428 million after-tax, compared to a favourable $477 million after-tax impact in the first nine months of 2019.

Funds from operations were $1.293 billion in the first nine months of 2020, compared to $3.070 billion in the first nine months of 2019, and decreased primarily due to the same factors that influenced operating earnings described above.

Planned Maintenance

The company has completed all major planned refinery maintenance for 2020 and there are no major maintenance events scheduled for the fourth quarter of 2020.

(1)
Refining operating expense is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.
26 2020 THIRD QUARTER Suncor Energy Inc.

CORPORATE AND ELIMINATIONS

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2020	2019	2020	2019

Net earnings (loss)	110	(357)	(793)	(630)

Adjusted for:

Impact of income tax rate adjustment on deferred taxes(1)	—	—	—	(48)

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(290)	127	253	(355)

Operating loss(2)	(180)	(230)	(540)	(1 033)

Corporate	(203)	(255)	(654)	(818)

Eliminations	23	25	114	(215)

Funds used in operations(2)	(244)	(195)	(637)	(1 049)

(1)
In the second quarter of 2019, the company recorded a $48 million deferred income tax recovery in the Corporate and Eliminations segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% from 2019 to 2022.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Corporate incurred an operating loss of $203 million for the third quarter of 2020, compared to an operating loss of $255 million for the prior year quarter, with the decreased operating loss primarily due a share-based compensation recovery in the current quarter, as compared to a share-based compensation expense in the prior period, partially offset by an operational foreign exchange loss, as compared to an operational foreign exchange gain in the prior year quarter, and higher interest expense associated with increased debt in 2020. In the third quarter of 2020, Suncor's capitalization of borrowing costs as part of the cost of major development assets and construction projects in progress were comparable to the prior year quarter.

Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor's refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. The realization of profit for the third quarter of 2020 was comparable to the prior year quarter.

Corporate and Eliminations funds used in operations were $244 million for the third quarter of 2020, compared to $195 million in the third quarter of 2019, and were influenced by the same factors impacting operating loss described above, excluding the impact of share-based compensation expense.

Results for the First Nine Months of 2020

The net loss for Corporate and Eliminations was $793 million for the first nine months of 2020, compared to $630 million in the prior year period. In addition to the factors explained in operating loss below, the net loss for the first nine months of 2020 included a $253 million unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt. Net loss in the prior year period included a $355 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt and a one-time deferred income tax recovery of $48 million associated with a staged reduction to the Alberta corporate income tax rate from 12% to 8% from 2019 to 2022.

The operating loss for Corporate and Eliminations for the first nine months of 2020 was $540 million, compared to $1.033 billion in the first nine months of 2019. The decreased loss was attributed to the profit realization in intercompany inventory during the current year, as compared to an elimination of intercompany profit in the prior year period, and a share-based compensation recovery in the current year, as compared to a share-based compensation expense in the prior year period, partially offset by higher interest expense associated with the increased debt balance in 2020. The realization of intercompany profit was due to the decrease in Oil Sands price realizations, as higher crude refinery feedstock inventory sourced internally from Oil Sands was sold and replaced by lower margin feedstock inventory. The company capitalized $94 million of its borrowing costs in the first nine months of 2020, compared with $85 million in the first nine months of 2019.

2020 THIRD QUARTER Suncor Energy Inc. 27

Corporate and Eliminations funds used in operations for the first nine months of 2020 were $637 million, compared to $1.049 billion in the prior year period, and were influenced by the same factors impacting operating loss noted above, excluding the impact of share-based compensation.

5. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

	Three months ended September 30		Nine months ended September 30
($ millions)	2020	2019	2020	2019

Oil Sands	661	1 000	2 108	2 440

Exploration and Production	99	293	409	789

Refining and Marketing	156	202	334	504

Corporate and Eliminations	25	21	108	50

Total capital and exploration expenditures	941	1 516	2 959	3 783

Less: capitalized interest on debt	(29)	(29)	(94)	(85)

	912	1 487	2 865	3 698

Capital and Exploration Expenditures by Type, excluding capitalized interest

	Three months ended September 30, 2020			Nine months ended September 30, 2020
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total

Oil Sands

Oil Sands Base	377	57	434	951	149	1 100

In Situ	10	48	58	189	289	478

Fort Hills	22	3	25	124	18	142

Syncrude	114	11	125	271	59	330

Exploration and Production	1	92	93	6	377	383

Refining and Marketing	125	27	152	238	88	326

Corporate and Eliminations	4	21	25	23	83	106

	653	259	912	1 802	1 063	2 865

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity, and delivering existing developed reserves.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves, improving processing capacity, utilization, cost or margin, including associated infrastructure.

In the second quarter of 2020, the company announced plans to reduce its planned 2020 capital expenditures to a range of $3.6 billion to $4.0 billion to preserve the financial health and resiliency of the company and navigate the current business environment. In order to achieve this, the company is concentrating on asset sustainment and maintenance projects that are designed to maintain safe and reliable operations, as well as proceeding with select late stage, high-value and low capital economic investment projects with other economic investments significantly reduced in 2020 or deferred.

The company made significant progress towards its revised cost reduction target, and spent $912 million on capital expenditures, excluding capitalized interest, in the third quarter of 2020, a decrease from $1.487 billion in the prior year quarter. The reduction is primarily due to the decrease in capital associated with the completion of maintenance in the prior year quarter at Oil Sands and Syncrude, as well as decreased In Situ and E&P economic investment capital expenditures in the third quarter of 2020.

Activity in the third quarter of 2020 is summarized by business unit below.

28 2020 THIRD QUARTER Suncor Energy Inc.

Oil Sands

Oil Sands Base capital expenditures were $434 million in the third quarter of 2020, the majority of which was focused on asset sustainment and maintenance activities related to the company's planned maintenance program. Oil Sands Base expenditures also included the continued development of tailings infrastructure and continued construction of the bi-directional interconnecting pipelines between Syncrude and Oil Sands Base Plant. The interconnecting pipelines between Suncor's Oil Sands Base Plant and Syncrude are nearing completion of construction, and will be commissioned in the fourth quarter of 2020. The third quarter of 2020 also included capital expenditures related to the rebuild at the Oil Sands Base Plant secondary extraction facility, which are also included within the corporate capital guidance. The majority of the repair costs are expected to be reimbursed through insurance proceeds expected to be received in 2021.

In Situ capital expenditures were $58 million in the third quarter of 2020, and were primarily directed toward economic activities, including the continued investment in well pad projects.

Capital expenditures at Fort Hills were $25 million in the third quarter of 2020, primarily directed towards asset sustainment capital activities in the mine and tailings development. The AHS program at Fort Hills is progressing and on pace to achieve full deployment in the fourth quarter of 2020.

Syncrude capital expenditures were $125 million in the third quarter of 2020, the majority of which was for asset sustainment expenditures focused on maintaining existing assets, scheduled turnaround and planned maintenance activities.

Exploration and Production

Capital and exploration expenditures at E&P were $93 million in the third quarter of 2020 and were primarily focused on economic investment projects, including development drilling at Hebron and Buzzard, and limited development work on the Fenja and the West White Rose projects. The operator of the West White Rose Project has announced the cancellation of the 2021 construction season and is moving the project into safekeeping mode.

The company is exercising capital discipline by undertaking activities to safely preserve the Terra Nova FPSO quayside and deferring the ALE project until an economically viable path forward with a safe and reliable return to operations can be determined. The ALE project is currently being evaluated with all stakeholders to determine the best option to recover remaining resources from the Terra Nova field.

Refining and Marketing

R&M capital expenditures were $152 million in the third quarter of 2020 and were primarily related to asset sustainment and maintenance activities.

Corporate and Eliminations

Corporate capital expenditures were $25 million in the third quarter of 2020 and were primarily directed towards the company's information technology initiatives.

2020 THIRD QUARTER Suncor Energy Inc. 29

6. FINANCIAL CONDITION AND LIQUIDITY

Indicators

	Twelve months ended September 30
	2020	2019

Return on Capital Employed(1) (%)

Excluding major projects in progress(2)	(10.8)	9.9

Including major projects in progress	(10.2)	9.7

Net debt to funds from operations(3)(4) (times)	3.8	1.5

Interest coverage on long-term debt (times)

Earnings basis(5)	(7.5)	6.6

Funds from operations basis(4)(6)	5.4	12.9

Total debt to total debt plus shareholders' equity (%)	36.8	28.1

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
ROCE excluding major projects in progress would have been (1.4%) for the twelve months ended September 30, 2020, excluding the impact of impairments of $1.798 billion after-tax in the first quarter of 2020 and the impacts of impairments of $3.352 billion after-tax in the fourth quarter of 2019.

(3)
Net debt is equal to total debt less cash and cash equivalents.

(4)
Funds from operations and metrics that use funds from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(5)
Equal to net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(6)
Equal to funds from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Recent Developments

The COVID-19 pandemic has had a significant impact on global capital markets and the availability of liquidity. Although access to capital improved throughout the third quarter of 2020, the disruption and volatility in global capital markets is expected to continue for some time which could continue to have an impact on the company's cost of capital and affect the company's ability to access the capital markets on a timely basis.

In response to the COVID-19 pandemic and OPEC+ supply issues, the company previously announced a reduction in planned 2020 capital expenditures to a range of $3.6 billion to $4.0 billion, and to reduce operating costs across the business by $1 billion or approximately 10% compared to 2019 levels.

In 2020, the company issued $1.25 billion of 5.00% senior 10-year unsecured medium term notes, US$450 million of 2.80% senior 3-year unsecured notes and US$550 million of 3.10% senior 5-year unsecured notes. The company also enhanced its liquidity by securing $2.8 billion of credit facilities resulting in $8.6 billion of liquidity as at September 30, 2020. This increased financial flexibility will help ensure the company has access to adequate financial resources should it be required. As economic activity increases and commodity prices improve, management plans to reduce debt in conjunction with a measured pace of increasing shareholder returns and economic investments.

Capital Resources

Suncor's capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor's management believes the company will have the capital resources to fund its planned 2020 capital spending program of $3.6 billion to $4.0 billion and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company's cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates.

The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.

30 2020 THIRD QUARTER Suncor Energy Inc.

Available Sources of Liquidity

For the three months ended September 30, 2020, cash and cash equivalents decreased to $1.489 billion, from $1.846 billion at June 30, 2020, with the use of cash related to the company's capital and exploration expenditures, dividend payments and the repayment of short-term debt, more than offsetting the cash flow provided by operating activities.

For the nine months ended September 30, 2020, cash and cash equivalents decreased relative to $1.960 billion at December 31, 2019, with the use of cash related to the company's capital and exploration expenditures, dividend and principal lease payments, and the repurchase of Suncor's own shares under its normal course issuer bid (NCIB) in the first quarter of 2020, more than offsetting the cash flow provided by operating activities and the increase in short-term and long-term debt.

As at September 30, 2020, the weighted average days to maturity of the company's short-term investment portfolio was approximately 13 days.

Available credit facilities for liquidity purposes at September 30, 2020 increased to $7.128 billion, compared to $4.701 billion at December 31, 2019. The increase in liquidity was primarily due to an additional $2.8 billion of credit facilities secured in 2020 and the weakening of the Canadian dollar compared to the U.S. dollar since December 31, 2019, partially offset by increased short-term indebtedness. This increased financial flexibility is expected to help ensure the company has access to adequate financial resources should it be required.

Financing Activities

Management of debt levels and liquidity continues to be a priority for Suncor given the company's long-term plans and future expected volatility in the current business environment. Suncor believes a phased and flexible approach to existing and future projects should assist the company in maintaining its ability to manage project costs and debt levels. We believe the disciplined actions around liquidity and capital spending the company has taken to address the recent economic downturn will help sustain the financial health of the company.

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an "event of default" as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At September 30, 2020, total debt to total debt plus shareholders' equity was 36.8% (December 31, 2019 – 29.9%) and increased due to higher debt levels and lower shareholders' equity as a result of net losses, including impairment charges recorded in the first quarter of 2020. The company continues to be in compliance with all operating covenants under its debt agreements.

($ millions, except as noted)	September 30 2020	December 31 2019

Short-term debt	2 586	2 155

Current portion of long-term debt	293	—

Current portion of long-term lease liabilities	273	310

Long-term debt	15 424	12 884

Long-term lease liabilities	2 623	2 621

Total debt	21 199	17 970

Less: Cash and cash equivalents	1 489	1 960

Net debt	19 710	16 010

Shareholders' equity	36 344	42 042

Total debt plus shareholders' equity	57 543	60 012

Total debt to total debt plus shareholders' equity (%)	36.8	29.9

2020 THIRD QUARTER Suncor Energy Inc. 31

Change in Debt

($ millions)	Three months ended September 30, 2020	Nine months ended September 30, 2020

Total debt – beginning of period	21 880	17 970

Increase in long-term debt	—	2 634

(Decrease) increase in short-term debt	(370)	354

Increase in lease liability	108	219

Lease payments	(83)	(254)

Foreign exchange on debt, and other	(336)	276

Total debt – September 30, 2020	21 199	21 199

Less: Cash and cash equivalents – September 30, 2020	1 489	1 489

Net debt – September 30, 2020	19 710	19 710

The company's total debt decreased in the third quarter of 2020 due to the repayment of short-term debt, favourable foreign exchange rates on U.S. dollar denominated debt compared to June 30, 2020 and principal lease payments made during the third quarter of 2020, partially offset by leases entered into during the period.

On a year-to-date basis, the company's total debt increased in 2020 due to an increase in short-term and long-term indebtedness, unfavourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2019 and leases entered into during the first nine months of 2020, partially offset by principal lease payments made during the first nine months of 2020.

Common Shares

(thousands)	September 30, 2020

Common shares	1 525 151

Common share options – exercisable	27 194

Common share options – non-exercisable	11 566

As at October 26, 2020, the total number of common shares outstanding was 1,525,150,794 and the total number of exercisable and non-exercisable common share options outstanding was 38,571,913. Once exercisable, each outstanding common share option is convertible into one common share.

Share Repurchases

In May 2019, Suncor renewed its NCIB to continue to repurchase its common shares through the facilities of the Toronto Stock Exchange (TSX), New York Stock Exchange and/or alternative trading platforms between May 6, 2019 and May 5, 2020. The TSX subsequently accepted a notice filed by Suncor of its intention to amend the NCIB effective as of December 30, 2019 pursuant to which Suncor was permitted to increase the maximum number of common shares that may be purchased for cancellation.

Given the current business environment and aligned with our disciplined capital allocation strategy, share repurchases have been suspended and the company has decided not to renew its NCIB at this time.

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2020	2019	2020	2019

Share repurchase activities (thousands of common shares)	—	19 206	7 527	44 158

Weighted average repurchase price per share (dollars per share)	—	39.38	40.83	41.26

Share repurchase cost	—	756	307	1 822

32 2020 THIRD QUARTER Suncor Energy Inc.

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2019 annual MD&A. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures.

2020 THIRD QUARTER Suncor Energy Inc. 33

7. QUARTERLY FINANCIAL DATA

Trends in Suncor's quarterly revenue, earnings and funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices, including widening of crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as the COVID-19 pandemic beginning in the first quarter of 2020, which led to planned production cuts, operational incidents and the Government of Alberta's mandatory production curtailments implemented during 2019.

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019	Sept 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2018

Total production (mboe/d)

Oil Sands	519.0	553.7	630.1	662.3	670.0	692.2	657.2	740.8

Exploration and Production	97.2	101.8	109.7	115.9	92.3	111.7	107.1	90.2

	616.2	655.5	739.8	778.2	762.3	803.9	764.3	831.0

Revenues and other income

Operating revenues, net of royalties	6 427	4 229	7 391	9 487	9 803	10 071	8 983	8 561

Other income	30	16	365	111	93	27	414	384

	6 457	4 245	7 756	9 598	9 896	10 098	9 397	8 945

Net (loss) earnings	(12)	(614)	(3 525)	(2 335)	1 035	2 729	1 470	(280)

per common share – basic (dollars)	(0.01)	(0.40)	(2.31)	(1.52)	0.67	1.74	0.93	(0.18)

per common share – diluted (dollars)	(0.01)	(0.40)	(2.31)	(1.52)	0.67	1.74	0.93	(0.18)

Operating (loss) earnings(1)	(302)	(1 489)	(309)	782	1 114	1 253	1 209	580

per common share – basic(1) (dollars)	(0.20)	(0.98)	(0.20)	0.51	0.72	0.80	0.77	0.36

Funds from operations(1)	1 166	488	1 001	2 553	2 675	3 005	2 585	2 007

per common share – basic(1) (dollars)	0.76	0.32	0.66	1.66	1.72	1.92	1.64	1.26

Cash flow provided by (used in) operating activities	1 245	(768)	1 384	2 304	3 136	3 433	1 548	3 040

per common share – basic (dollars)	0.82	(0.50)	0.91	1.50	2.02	2.19	0.98	1.90

ROCE(1) (%) for the twelve months ended	(10.2)	(7.5)	(1.3)	4.9	9.7	10.4	8.2	8.0

ROCE(1)(2), excluding major projects in progress (%) for the twelve months ended	(10.8)	(7.9)	(1.4)	5.1	9.9	10.6	8.3	8.2

After-tax unrealized foreign exchange gain (loss) on U.S. dollar denominated debt	290	478	(1 021)	235	(127)	221	261	(637)

Common share information (dollars)

Dividend per common share	0.21	0.21	0.465	0.42	0.42	0.42	0.42	0.36

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	16.26	22.89	22.46	42.56	41.79	40.85	43.31	38.13

New York Stock Exchange (US$)	12.23	16.86	15.80	32.80	31.58	31.16	32.43	27.97

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
ROCE excluding major projects in progress would have been (1.4%) for the twelve months ended September 30, 2020, excluding the impact of impairments of $1.798 billion after-tax in the first quarter of 2020 and the impacts of impairments of $3.352 billion after-tax in the fourth quarter of 2019.
34 2020 THIRD QUARTER Suncor Energy Inc.

Business Environment

(average for the three months ended)		Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019	Sept 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2018

WTI crude oil at Cushing	US$/bbl	40.95	27.85	46.10	56.95	56.45	59.85	54.90	58.85

Dated Brent crude	US$/bbl	43.00	29.20	50.15	63.30	61.90	68.85	63.20	67.80

Dated Brent/Maya FOB price differential	US$/bbl	3.50	2.70	15.95	9.30	5.20	6.75	4.45	4.35

MSW at Edmonton	Cdn$/bbl	51.30	30.20	52.00	68.10	68.35	73.90	66.45	42.70

WCS at Hardisty	US$/bbl	31.90	16.35	25.60	41.10	44.20	49.20	42.50	19.50

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(9.05)	(11.50)	(20.50)	(15.85)	(12.25)	(10.65)	(12.40)	(39.35)

SYN-WTI (differential) premium	US$/bbl	(2.45)	(4.55)	(2.70)	(0.70)	0.40	0.15	(2.30)	(21.60)

Condensate at Edmonton	US$/bbl	37.55	22.20	46.20	53.00	52.00	55.85	50.50	45.30

Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.25	2.00	2.05	2.50	0.95	1.05	2.60	1.60

Alberta Power Pool Price	Cdn$/MWh	43.85	29.90	67.05	46.95	46.85	56.55	69.45	55.55

New York Harbor 2-1-1 crack(1)	US$/bbl	10.20	12.20	14.75	18.45	19.70	22.40	19.10	18.75

Chicago 2-1-1 crack(1)	US$/bbl	7.75	6.75	9.75	14.35	17.05	21.50	15.40	16.25

Portland 2-1-1 crack(1)	US$/bbl	12.55	12.20	18.30	25.45	23.90	29.10	19.35	24.25

Gulf Coast 2-1-1 crack(1)	US$/bbl	8.55	9.00	13.00	17.00	20.00	21.70	17.90	17.45

Exchange rate	US$/Cdn$	0.75	0.72	0.74	0.76	0.76	0.75	0.75	0.76

Exchange rate (end of period)	US$/Cdn$	0.75	0.73	0.71	0.77	0.76	0.76	0.75	0.73

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.
2020 THIRD QUARTER Suncor Energy Inc. 35

8. OTHER ITEMS

Accounting Policies and New IFRS Standards

Suncor's significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2019 annual MD&A and in note 2 of Suncor's unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2020.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2019 and in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2019 annual MD&A.

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have and will continue to have significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic downturn have been considered in management's estimates, and assumptions at period end have been reflected in our results with any significant changes described in the relevant notes to the company's unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2020.

The COVID-19 pandemic is an evolving situation that will continue to have widespread implications for our business environment, operations and financial condition. Management cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact our consolidated statements of comprehensive (loss) income, consolidated balance sheets and consolidated statements of cash flows in fiscal 2020.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor's financial instruments and the related financial risk factors, see note 26 of the audited Consolidated Financial Statements for the year ended December 31, 2019, note 9 to the unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2020, and the Financial Condition and Liquidity section of the 2019 annual MD&A.

Control Environment

Based on their evaluation as at September 30, 2020, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)) are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at September 30, 2020, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

36 2020 THIRD QUARTER Suncor Energy Inc.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

Suncor has further updated its previously issued 2020 guidance (which was originally disclosed via press release on December 2, 2019, as updated via press release on March 23, 2020, May 5, 2020, July 22, 2020 and September 7, 2020), as set forth in Suncor's press release dated October 28, 2020. All of these press releases are available on www.sedar.com.

2020 THIRD QUARTER Suncor Energy Inc. 37

9. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in this MD&A – namely operating earnings (loss), ROCE, funds from (used in) operations, free funds flow, discretionary free funds flow (deficit), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense, LIFO inventory valuation methodology and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Operating Earnings (Loss)

Operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Operating earnings (loss) are reconciled to net earnings (loss) in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A.

Bridge Analyses of Operating Earnings (Loss)

Throughout this MD&A, the company presents charts that illustrate the change in operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings (Loss) narratives following the bridge analyses in particular sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.

•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and throughput volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties, and upstream marketing and logistics. Also included are refining and marketing margins, other operating revenue, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation includes the after-tax impact of the FIFO method of inventory valuation in the company's R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor's refineries, as both represent inventory valuation adjustments, and downstream short-term commodity risk management activities.

•
The factor for Insurance Proceeds includes the after-tax insurance proceeds related to the company's assets in Libya.

•
The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense, and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings (loss) adjustments, changes in statutory income tax rates and other income tax adjustments.
38 2020 THIRD QUARTER Suncor Energy Inc.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed for major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess the performance of operating assets.

For the twelve months ended September 30 ($ millions, except as noted)		2020	2019

Adjustments to net earnings

Net (loss) earnings		(6 486)	4 954

Add after-tax amounts for:

Unrealized foreign exchange loss on U.S. dollar denominated debt		18	282

Net interest expense		665	625

	A	(5 803)	5 861

Capital employed – beginning of twelve-month period

Net debt		15 601	14 345

Shareholders' equity		45 184	45 800

		60 785	60 145

Capital employed – end of twelve-month period

Net debt		19 710	15 601

Shareholders' equity		36 344	45 184

		56 054	60 785

Average capital employed	B	57 022	60 729

ROCE – including major projects in progress (%)	A/B	(10.2)	9.7

Average capitalized costs related to major projects in progress	C	3 316	1 774

ROCE – excluding major projects in progress (%)(1)	A/(B-C)	(10.8)	9.9

(1)
ROCE excluding major projects in progress would have been (1.4%) for the twelve months ended September 30, 2020, excluding the impact of impairments of $1.798 billion after-tax in the first quarter of 2020 and the impacts of impairments of $3.352 billion after-tax in the fourth quarter of 2019.
2020 THIRD QUARTER Suncor Energy Inc. 39

Funds From (Used In) Operations

Funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.

Funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP Financial Measures Advisory section of each respective management's discussion and analysis or quarterly report to shareholders, as applicable, for the related quarter.

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Net (loss) earnings	(531)	505	25	219	384	668	110	(357)	(12)	1 035

Adjustments for:

Depreciation, depletion, amortization and impairment	1 242	1 036	261	220	214	209	21	19	1 738	1 484

Deferred income taxes	(141)	62	(9)	19	12	19	(46)	(19)	(184)	81

Accretion	57	54	12	11	2	1	—	—	71	66

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(307)	133	(307)	133

Change in fair value of financial instruments and trading inventory	(53)	(3)	(28)	(4)	(8)	(21)	—	—	(89)	(28)

(Gain) loss on disposal of assets	(2)	(3)	—	(77)	(2)	(1)	1	—	(3)	(81)

Share-based compensation	(9)	19	(2)	2	(6)	11	(27)	34	(44)	66

Exploration	—	—	—	—	—	—	—	—	—	—

Settlement of decommissioning and restoration liabilities	(38)	(105)	(1)	(11)	—	(7)	—	—	(39)	(123)

Other	31	41	2	—	(2)	6	4	(5)	35	42

Funds from (used in) operations	556	1 606	260	379	594	885	(244)	(195)	1 166	2 675

Decrease in non-cash working capital									79	461

Cash flow provided by operating activities									1 245	3 136

40 2020 THIRD QUARTER Suncor Energy Inc.

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Net (loss) earnings	(3 503)	2 255	(453)	1 167	598	2 442	(793)	(630)	(4 151)	5 234

Adjustments for:

Depreciation, depletion, amortization and impairment	5 372	3 088	1 312	702	660	612	62	57	7 406	4 459

Deferred income taxes	(643)	(675)	(161)	(103)	29	(42)	(20)	(96)	(795)	(916)

Accretion	169	167	35	33	5	5	—	—	209	205

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	290	(378)	290	(378)

Change in fair value of financial instruments and trading inventory	32	41	(22)	3	53	76	—	—	63	120

Gain on disposal of assets	(2)	(13)	—	(228)	(6)	(3)	—	—	(8)	(244)

Share-based compensation	(84)	(6)	(12)	(2)	(51)	(8)	(186)	(3)	(333)	(19)

Exploration	—	—	80	39	—	—	—	—	80	39

Settlement of decommissioning and restoration liabilities	(171)	(285)	(7)	(16)	(5)	(12)	—	—	(183)	(313)

Other	87	84	(30)	(7)	10	—	10	1	77	78

Funds from (used in) operations	1 257	4 656	742	1 588	1 293	3 070	(637)	(1 049)	2 655	8 265

Increase in non-cash working capital									(794)	(148)

Cash flow provided by operating activities									1 861	8 117

Free Funds Flow and Discretionary Free Funds Flow (Deficit)

Free funds flow is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting capital expenditures, including capitalized interest. Discretionary free funds flow (deficit) is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting asset sustainment and maintenance capital, inclusive of associated capitalized interest, and dividends. Both free funds flow and discretionary free funds flow (deficit) reflect cash available for increasing distributions to shareholders and to fund growth investments. Management uses free funds flow and discretionary free funds flow (deficit) to measure the capacity of the company to increase returns to shareholders and to grow Suncor's business.

	Three months ended Sep 30		Nine months ended Sep 30
($ millions)	2020	2019	2020	2019

Funds from operations	1 166	2 675	2 655	8 265

Asset sustaining and maintenance capital and dividends(1)	(987)	(1 632)	(3 193)	(4 215)

Discretionary free funds flow (deficit)	179	1 043	(538)	4 050

(1)
Includes capitalized interest on sustaining capital of $13 million in the third quarter of 2020 and $16 million in the third quarter of 2019.

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs

Oil Sands operations, Syncrude and Fort Hills cash operating costs are non-GAAP financial measures. Oil Sands operations cash operating costs are calculated by adjusting Oil Sands segment OS&G expense (a GAAP measure based on sales volumes) for i) costs pertaining to Fort Hills and Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, CEWS and COVID-19 related costs, research and the expense recorded as part of a non-monetary arrangement involving a third-party processor; iii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iv) project startup costs; and v) the impacts of changes in inventory levels and valuation, such that the company is able to present cost information based on production volumes. Beginning in the first quarter of 2020, the

2020 THIRD QUARTER Suncor Energy Inc. 41

company revised Syncrude cash operating costs to better align with the Oil Sands operations and Fort Hills cash operating costs methodology. Prior period Syncrude cash operating costs had previously included future development costs and have been restated to exclude these costs. Syncrude and Fort Hills cash operating costs are calculated by adjusting Syncrude OS&G expense and Fort Hills OS&G expense, respectively, for non-production costs that management believes do not relate to the production performance of Syncrude operations or Fort Hills operations, respectively, including, but not limited to, share-based compensation, research and project startup costs, CEWS and COVID-19 related costs, if applicable. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.

Refining and Marketing Margin and Refining Operating Expense

Refining and marketing margin and refining operating expense are non-GAAP financial measures. Refining and marketing margin is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for non-refining margin pertaining to the company's supply, marketing and ethanol businesses, as well as removing the impact of marketing and logistics gains and losses. Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company's supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing margin and refining operating expense to measure operating performance on a production barrel basis.

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2020	2019	2020	2019

Refining and marketing margin reconciliation

Gross margin, operating revenue less purchases of crude oil and products	1 210	1 653	2 897	5 440

Other (loss) income	(2)	13	58	42

Non-refining margin	(14)	(17)	(43)	(44)

Refining and marketing margin	1 194	1 649	2 912	5 438

Refinery production(1) (mbbls)	38 857	46 239	115 955	129 283

Refining and marketing margin – FIFO(2) ($/bbl)	30.75	35.65	25.10	42.05

LIFO adjustment	(223)	19	562	(665)

Refining and marketing margin – LIFO	971	1 668	3 474	4 773

Refining and marketing margin – LIFO(2) ($/bbl)	25.00	36.10	29.95	36.90

Refining operating expense reconciliation

Operating, selling and general expense	457	531	1 385	1 597

Non-refining costs	(247)	(305)	(735)	(894)

Refining operating expense	210	226	650	703

Refinery production(1) (mbbls)	38 857	46 239	115 955	129 283

Refining operating expense ($/bbl)	5.40	4.90	5.60	5.45

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

(2)
Beginning in the first quarter of 2020, refining and marketing margins have been revised to better reflect the refining, product supply and rack forward businesses. Prior periods have been restated to reflect this change.
42 2020 THIRD QUARTER Suncor Energy Inc.

Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings (Loss)

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels, and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

10. COMMON ABBREVIATIONS

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
boe	barrels of oil equivalent	US$	United States dollars
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day	Financial and Business Environment
		Q3	Three months ended September 30
GJ	Gigajoule	DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
mcf	thousands of cubic feet of natural gas	WCS	Western Canadian Select
mcfe	thousands of cubic feet of natural gas equivalent	SCO	Synthetic crude oil
mmcf	millions of cubic feet of natural gas	SYN	Synthetic crude oil benchmark
mmcf/d	millions of cubic feet of natural gas per day	MSW	Mixed Sweet Blend
mmcfe	millions of cubic feet of natural gas equivalent	NYMEX	New York Mercantile Exchange
mmcfe/d	millions of cubic feet of natural gas equivalent per day	YTD	Year to date
MW	megawatts
MWh	megawatts per hour
2020 THIRD QUARTER Suncor Energy Inc. 43

11. FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "future", "potential", "opportunity", "would", "priority", "strategy" and similar expressions. Forward-looking statements in this MD&A include references to:

•
Suncor's expectation that its focus on items within its control and structural changes will lower its cost base, preserve the financial resiliency of the company and set the foundation for long-term value creation;

•
that the company remains on track to achieve its $1 billion operating cost reduction target and its $1.9 billion capital cost reduction target by the end of 2020;

•
that all assets will return to normal operating rates by early November 2020 and that Fort Hills is on track to achieve its updated gross production guidance of between 120,000 and 130,000 bbls/d in the fourth quarter of 2020;

•
the expectation that the accelerated maintenance at Firebag will allow the company to integrate and fully utilize the additional steam and water treatment assets and that Suncor is commissioning and ramping up the facility to its new nameplate capacity of 215,000 bbls/d;

•
the expectation that the bi-directional interconnecting pipelines between Syncrude and Oil Sands Base Plant will be commissioned in the fourth quarter of 2020, enhance integration between these assets and provide increased operational flexibility and that the company will continue accelerating its tailings management strategy at Oil Sands Base Plant and the expected benefits from these projects;

•
Suncor's expectation that its income taxes receivable due to tax losses will be received in 2021;

•
Suncor's expectation that the restart of the second primary extraction train at Fort Hills will lay the foundation for improved cost effectiveness through optimization of the mine fleet;

•
statements surrounding AHS, including that it will be fully deployed at Fort Hills by the end of 2020, that it will result in enhanced safety, environmental and operating performance and lower operating costs and that Suncor will retain approximately 90% of the estimated cost reductions;

•
Suncor's commitment to reliability and that it will remain focused on making the right long-term decisions to advance its asset sustainment and strategic initiatives aimed at improving reliability, increasing margins and reducing operating costs across its assets;

•
Suncor's belief that it is positioned for a strong performance exiting 2020, and the basis for such belief;

•
Suncor's belief that the actions it took to lower production to meet demand, lower operating costs and capital and preserve its financial strength will lay the foundation to deliver long-term value in support of increasing shareholder returns and that this approach is underpinned by its commitment to operational excellence, including its unwavering commitment to operate in a safe, reliable, cost-efficient and environmentally responsible manner;

•
Suncor's expectations regarding the structural reductions to its workforce, including the timing, scope and expected impacts;

•
Suncor's expectation that it will continue to execute on its operating and capital costs reduction targets by shifting the focus to sustaining projects designed to maintain safe and reliable operations, while advancing select projects in the core of its business that are expected to provide near-term returns and result in structural reductions to operating costs;

•
statements about Suncor's free funds flow target, as well as the initiatives and projects that are expected to contribute to it;
44 2020 THIRD QUARTER Suncor Energy Inc.

•
Suncor's expectations for the technology investments in its marketing and trading business and the advancement of supply chain optimization initiatives, the belief that these projects will be underscored by digital technology adoption as the company continues to accelerate its digital transformation strategy aimed at improving the reliability, safety and environmental performance of its operations and which the company anticipates will enable operational efficiencies that will provide further structural cost savings;

•
Suncor's belief that it is well positioned to add incremental and sustainable free funds flow in 2021 and that the steps it has taken in 2020 will contribute to creating long-term value for its shareholders, and the basis for such beliefs;

•
Suncor's belief that the increased financial flexibility obtained in 2020 will help ensure the company has access to adequate financial resources should it be required and the company's plan to follow its capital allocation framework with a combination of future debt repayments, increasing shareholder returns and measured investments in economic projects;

•
statements with respect to planned maintenance events and the timing thereof, including at Oil Sands operations Upgrader 1 and Firebag;

•
Suncor's belief that its indicative 5-2-2-1 index will continue to be an appropriate measure against Suncor's actual results;

•
Suncor's belief that the increased financial flexibility it obtained through financing activities will help ensure the company has access to adequate financial resources should it be required and that the disciplined actions around liquidity and capital spending that it has taken to address the recent economic downtown will help sustain the financial health of the company;

•
Suncor's expectation that the majority of the repair costs associated with the rebuild at the Oil Sands Base Plant secondary extraction facility will be reimbursed through insurance proceeds in 2021;

•
statements regarding Suncor's planned 2020 capital spending program of $3.6 billion to $4.0 billion, including Suncor's belief that it will have the capital resources to fund the capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets and that it will be achieved in part by concentrating on asset sustainment and maintenance projects that are designed to maintain safe and reliable operations as well as proceeding with select late stage, high-value and low-capital economic investment projects;

•
the objectives of Suncor's short-term investment portfolio and Suncor's expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment grade debt ratings;

•
the company's priority regarding the management of debt levels and liquidity given the company's long-term plans and future expected volatility in the pricing environment and Suncor's belief that a phased and flexible approach to existing and future projects should assist Suncor in its ability to manage project costs and debt levels;

•
the company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures; and

•
Suncor's full year outlook range on current income taxes and business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, WCS at Hardisty and AECO-C Spot.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, E&P, and R&M, may be affected by a number of factors.

Factors that affect Suncor's Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company's proprietary production will be closed, experience equipment failure or other accidents; Suncor's ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor's dependence on pipeline capacity and other logistical constraints, which may affect the company's ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor's ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and

2020 THIRD QUARTER Suncor Energy Inc. 45

the company's ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools).

Factors that affect Suncor's E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; the company's ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 pandemic and the actions of OPEC+); fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor's major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company's business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor's capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor's control for the company's operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor's relationships with labour unions that represent employees at the company's facilities; the company's ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company's marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Aboriginal consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout this MD&A, and in the company's 2019 annual MD&A, the 2019 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to

46 2020 THIRD QUARTER Suncor Energy Inc.

the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

2020 THIRD QUARTER Suncor Energy Inc. 47

QuickLinks

EXHIBIT 99.2